UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 10)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Partner Communications Company Ltd.

(Name of Issuer)

Ordinary Shares, par value NIS0.01 per share

(Title of Class of Securities)

70211M109*

(CUSIP Number)

Adam Chesnoff

Saban Capital Group LLC

10100 Santa Monica Boulevard, Suite 2600

Los Angeles, CA 90067

(310) 557-5100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

David Eisman, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

300 South Grand Avenue, Suite 3400

Los Angeles, CA 90071

(213) 687-5381

June 16, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*

This CUSIP number applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing one Ordinary Share, par value NIS0.01 per share. No CUSIP number has been assigned to the Ordinary Shares.

CUSIP No. 70211M109	Page 2 of 12

1	NAME OF REPORTING PERSON: S.B. Israel Telecom Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: NA
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 49,862,800 (see Item 5)
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 49,862,800 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 49,862,800 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 30.41%*
14	TYPE OF REPORTING PERSON: CO

*	Based on 171,190,335 Ordinary Shares outstanding as of March 1, 2019.

CUSIP No. 70211M109	Page 3 of 12

1	NAME OF REPORTING PERSON: SCG Communication Ventures LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: NA
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 49,862,800 (see Item 5)
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 49,862,800 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 49,862,800 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 30.41%*
14	TYPE OF REPORTING PERSON: HC

*	Based on 171,190,335 Ordinary Shares outstanding as of March 1, 2019.

CUSIP No. 70211M109	Page 4 of 12

1	NAME OF REPORTING PERSON: HSAC Investments, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: NA
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 49,862,800 (see Item 5)
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 49,862,800 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 49,862,800 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 30.41%*
14	TYPE OF REPORTING PERSON: HC

*	Based on 171,190,335 Ordinary Shares outstanding as of March 1, 2019.

CUSIP No. 70211M109	Page 5 of 12

1	NAME OF REPORTING PERSON: Saban Capital Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: NA
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 49,862,800 (see Item 5)
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 49,862,800 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 49,862,800 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 30.41%*
14	TYPE OF REPORTING PERSON: CO

*	Based on 171,190,335 Ordinary Shares outstanding as of March 1, 2019.

CUSIP No. 70211M109	Page 6 of 12

1	NAME OF REPORTING PERSON: SCG Investment Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: NA
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 49,862,800 (see Item 5)
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 49,862,800 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 49,862,800 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 30.41%*
14	TYPE OF REPORTING PERSON: HC

*	Based on 171,190,335 Ordinary Shares outstanding as of March 1, 2019.

CUSIP No. 70211M109	Page 7 of 12

1	NAME OF REPORTING PERSON: Alpha Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: NA
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 49,862,800 (see Item 5)
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 49,862,800 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 49,862,800 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 30.41%*
14	TYPE OF REPORTING PERSON: OO

*	Based on 171,190,335 Ordinary Shares outstanding as of March 1, 2019.

CUSIP No. 70211M109	Page 8 of 12

1	NAME OF REPORTING PERSON: Haim Saban
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: NA
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States; Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 49,862,800 (see Item 5)
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 49,862,800 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 49,862,800 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 30.41%*
14	TYPE OF REPORTING PERSON: IN

*	Based on 171,190,335 Ordinary Shares outstanding as of March 1, 2019.

CUSIP No. 70211M109	Page 9 of 12

1	NAME OF REPORTING PERSON: Cheryl Saban
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: NA
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 49,862,800 (see Item 5)
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 49,862,800 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 49,862,800 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 30.41%*
14	TYPE OF REPORTING PERSON: IN

*	Based on 171,190,335 Ordinary Shares outstanding as of March 1, 2019.

The statement on Schedule 13D filed on February 8, 2013, relating to ordinary shares, par value NIS 0.01 per share (the “Ordinary Shares”), of Partner Communications Company Ltd., a company organized under the laws of the State of Israel (the “Issuer”), (the “Original Filing,” and as amended previously and by this Amendment No. 10, the “Schedule 13D”), as previously amended by the amendment dated October 17, 2013 (“First Amendment”), the amendment dated December 23, 2013 (the “Second Amendment”), the amendment filed on May 20, 2014 (the “Third Amendment”), the amendment filed on October 19, 2015 (the “Fourth Amendment”), the amendment filed on June 12, 2017 (the “Fifth Amendment”), the amendment filed on June 22, 2017 (the “Sixth Amendment”), the amendment filed on October 9, 2018 (the “Seventh Amendment”), the amendment filed on October 30, 2018 (the “Eighth Amendment”), and the amendment filed on April 25, 2019 (the “Ninth Amendment”), is hereby further amended as set forth below by this Amendment No. 10 (this “Amendment”). This Amendment supplements and amends the Schedule 13D to the extent specified herein. Capitalized terms used but not defined in this Amendment shall have the meaning given to them in the Original Filing as previously amended.

This Amendment is being filed jointly by the Reporting Persons. The agreement among the Reporting Persons relating to the joint filing of this Amendment was filed as Exhibit 99.1 to the Original Filing.

Item 3 of Schedule 13D is amended by adding the following sentences at the end of subsection entitled “Scailex Share Purchase Agreement” under Item 3:

S.B. Israel and Adv. Ady Fighel, in his capacity as the Permanent Receiver (the “Receiver”), for assets pledged by Scailex in favor of bondholders (Series 10) of Scailex (the “Bondholders”), have discussed entering into a form of agreement (the “Contingent Settlement Agreement”), pursuant to which, subject to the satisfaction of the Condition Precedent (as defined below), the parties would waive any claim, demand or right under the Scailex Share Purchase Agreement in general, and in particular, the Special Dividend Arrangement (as defined below), which reflects rights that were attached to the purchased shares, against S.B. Israel’s undertaking (which remains subject to the same condition) to pay to the Receiver’s fund, by the Last Date for Payment (as defined below), an amount in NIS that is equal to US $1,750,000, plus the VAT payable with respect to such amount (unless, prior to the Last Date for Payment, S.B. Israel is able to obtain a ruling from applicable VAT authorities that no such VAT is due). The Contingent Settlement Agreement was approved by the Bondholders at a meeting held on June 16, 2019. S.B. Israel expects the Contingent Settlement Agreement to be fully executed and delivered upon and immediately after the deposit by the Bondholders of amounts to cover the Receiver’s related expenses, which S.B. Israel expects to occur reasonably promptly. The Contingent Settlement Agreement is subject to the approval of the liquidation court that appointed the Receiver (which approval must be obtained within certain timelines specified by the Contingent Settlement Agreement), of the Receiver’s entry into the Special Dividend Agreement, in a final and binding judgment, which is no longer appealable (the “Condition Precedent”). Although S.B. Israel currently expects that the Contingent Settlement Agreement will be entered into and performed as described above, that expectation necessarily remains subject to the condition noted above.

The “Special Dividend Arrangement” means the arrangement set forth in the Scailex Share Purchase Agreement pursuant to which S.B. Israel would transfer to Scailex up to approximately NIS 115 million of dividends it receives from the Issuer against the pro-rata transfer from Scailex to S.B. Israel of 2,983,333 Ordinary Shares.

The “Last Date for Payment” means the earlier of: (a) January 31, 2020, (b) immediately prior to the date of a dividend distribution by the Issuer to its shareholders, (c) the closing date of a transaction for the sale of “control” (as defined in the Israeli Securities Law, 5728-1968) of the Issuer by S.B. Israel, or of S.B. Israel by SCG Communication, (d) the date of the closing of an equity investment in S.B. Israel by a third party investor; but in any event not earlier than five business days from the date of satisfaction of the Condition Precedent (and the receipt of the payment instructions from the Receiver).

The foregoing summary of the proposed Contingent Settlement Agreement is not intended to be complete and is qualified in its entirety by reference to the form of Contingent Settlement Agreement attached hereto as Exhibit 99.10.

Item 6 of Schedule 13D is amended by adding the following sentences at the end of subsection entitled “Scailex Share Purchase Agreement” under Item 6:

S.B. Israel and Adv. Ady Fighel, in his capacity as Receiver for assets pledged by Scailex in favor of the Bondholders, have discussed entering into a form of agreement (the “Contingent Settlement Agreement”), pursuant to which, subject to the satisfaction of the Condition Precedent, the parties would waive any claim, demand or right under the Scailex Share Purchase Agreement in general, and in particular, the Special Dividend Arrangement, which reflects rights that were attached to the purchased shares, against S.B. Israel’s undertaking (which remains subject to the same condition) to pay to the Receiver’s fund, by the Last Date for Payment, an amount in NIS that is equal to US $1,750,000, plus the VAT payable with respect to such amount (unless, prior to the Last Date for Payment, S.B. Israel is able to obtain a ruling from applicable VAT authorities that no such VAT is due). The Contingent Settlement Agreement was approved by the Bondholders at a meeting held on June 16, 2019. S.B. Israel expects the Contingent Settlement Agreement to be fully executed and delivered upon and immediately after the deposit by the Bondholders of amounts to cover the Receiver’s related expenses, which S.B. Israel expects to occur reasonably promptly. The Contingent Settlement Agreement is subject to the approval of the liquidation court that appointed the Receiver (which approval must be obtained within certain timelines specified by the Contingent Settlement Agreement), of the Receiver’s entry into the Special Dividend Agreement, in a final and binding judgment, which is no longer appealable. Although S.B. Israel currently expects that the Contingent Settlement Agreement will be entered into and performed as described above, that expectation necessarily remains subject to the condition noted above.

The foregoing summary of the proposed Contingent Settlement Agreement is not intended to be complete and is qualified in its entirety by reference to the form of Contingent Settlement Agreement attached hereto as Exhibit 99.10.

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1*	Joint Filing Agreement, dated as of February 8, 2013, among the Reporting Persons.

Exhibit 99.2*	Assumption Agreement, dated as of November 30, 2012, by and between S.B. Israel Telecom Ltd. and Advent Investments Pte. Ltd.

Exhibit 99.3*	Amended and Restated Terms and Conditions of the Notes

Exhibit 99.4*	Share Purchase Agreement, dated as of November 30, 2012, by and between Scailex Corporation Ltd. and S.B. Israel Telecom Ltd.

Exhibit 99.5*	Share Purchase Agreement, dated as of January 23, 2013, by and between Leumi Partners Ltd. and S.B. Israel Telecom Ltd.

Exhibit 99.7*	Registration Rights Agreement dated as of October 17, 2013, by and between S.B. Israel Telecom Ltd. and Partner Communications Company Ltd.

Exhibit 99.8*	Agreement dated June 10, 2017 between S.B. Israel Telecom Ltd. and Hermetic Trust, as the trustee of the Notes

Exhibit 99.9*	Consent Letter dated October 25, 2018 between S.B. Israel Telecom Ltd. and Hermetic Trust, as the trustee of the Notes

Exhibit 99.10	Form of Agreement between S.B. Israel Telecom Ltd. and Adv. Ady Fighel, in his capacity as the Permanent Receiver for assets pledged by Scailex Corporation Ltd. in favor of the Bondholders (Series 10) of Scailex Corporation Ltd. [English translation from Hebrew]

*	previously filed

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: June 19, 2019

S.B. ISRAEL TELECOM LTD.

By:	/s/ Adam Chesnoff
Name:	Adam Chesnoff
Title:	Director

SCG COMMUNICATION VENTURES LLC

By:	/s/ Adam Chesnoff
Name:	Adam Chesnoff
Title:	Managing Director

HSAC INVESTMENTS LP

By:	/s/ Adam Chesnoff
Name:	Adam Chesnoff
Title:	President and Chief Operating Officer of Saban Capital Group LLC, the general partner of HSAC Investments LP

SABAN CAPITAL GROUP LLC

By:	/s/ Adam Chesnoff
Name:	Adam Chesnoff
Title:	President and Chief Operating Officer

SCG INVESTMENT HOLDINGS LLC

By:	/s/ Adam Chesnoff
Name:	Adam Chesnoff
Title:	President and Chief Operating Officer

ALPHA FAMILY TRUST

By:	/s/ Haim Saban
Name:	Haim Saban
Title:	Co-Trustee

HAIM SABAN

/s/ Haim Saban

CHERYL SABAN

/s/ Cheryl Saban